Mail Stop 4561

March 1, 2007

Mr. James M. Uveges
Senior Vice President and Chief Financial Officer
Carrollton Bancorp
344 North Charles Street, Suite 300
Baltimore, MD 21201

> **Re:** **Carrollton Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 000-23090**

Dear Mr. Uveges:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant